Exhibit 99.2

PURE NICKEL INC.

MANAGEMENT DISCUSSION AND ANALYSIS

THIRD QUARTER ENDED AUGUST 31, 2010

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2010

MANAGEMENT DISCUSSION AND ANALYSIS

Background and overview

This Management Discussion and Analysis (MD&A) is intended to assist readers in understanding Pure Nickel Inc. (“Pure Nickel,” the “Corporation,” “we,” “our,” “us”), its business environment and future prospects. This MD&A should be read in conjunction with our unaudited interim consolidated financial statements and related notes for the nine-month period ended August 31, 2010, and the most recent audited annual consolidated financial statements. Information herein includes any significant developments to October 7, 2010, the date on which this MD&A was approved by our directors.

We are in the business of acquiring, exploring and developing mineral properties in Canada and the United States, primarily those containing nickel, platinum group elements (PGEs), copper, gold, silver and associated base and precious metals. Our intention is to explore undeveloped properties with the expectation of developing them to a level where an ore body is indicated or likely. We would then expect to develop a joint venture or purchase option with a larger mining company to further develop the property and, if justified, to take the property into production. At that point we would expect to retain an interest in the property: either a percentage of ownership, or receive a percentage royalty from the production.

Our common shares trade on the Toronto Stock Exchange under the symbol “NIC,” and on the Over the Counter Bulletin Board in the United States under the symbol “PNCKF”. Our consolidated financial statements are prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). (We disclose differences between Canadian GAAP and United States GAAP in a note to our consolidated financial statements.) Unless otherwise indicated herein, all dollar amounts are stated in Canadian dollars.

We were incorporated under the Company Act (British Columbia) on April 29, 1987, and continued under the Canada Business Corporations Act on April 7, 2009. We conduct our U.S. operations through two wholly-owned subsidiaries, Nevada Star Resource Corp. (U.S.), a Nevada corporation, and Nevada Star Resource Corp., a Washington corporation, and our Canadian operations directly and through a wholly-owned subsidiary, PNI Corp., a Canada corporation. Nevada Star Resource Corp. (U.S.) owns a 70% participating interest in MAN Alaska LLC, a Delaware limited liability company.

Exploration plans for our properties

A significant portion of our 2010 exploration expenditures has been funded by Itochu Corporation, a multi-billion dollar Japanese conglomerate, as part of the MAN project. Itochu is participating in the third year of a six year earn-in that may ultimately see it earn up to a 75% interest in the MAN Alaska property by investing up to US$40 million. Annually, Itochu has the option to terminate their program support. Periodically, vesting opportunities are available to Itochu: in 2010 Itochu exercised its option to vest a 30% interest.

We continue to seek joint venture, earn-in or other arrangements by which to advance the exploration of our properties without the cost of all of the work being borne by us.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2010

Third quarter highlights

  Drilling program on the MAN Alaska project ends in September (nickel)

  Rockcliff Resources moves forward on the Tower project, Manitoba (copper)

MAN Alaska property

With our project partner, Itochu Corporation, we agreed on a US$7.5 million ($8.0 million) exploration program for the MAN project in Alaska this year. This represented a 70% increase over the 2009 budget.

As a result of the 2009 program we had identified high priority targets on both the Alpha and Beta complexes for this summer’s program. Significant new perspectives had been developed from our geophysical work, which included deployment of the Z-TEM or Z-Axis Tipper Electromagnetic system, and extensive use of a new technology, Fluxgate Ground TEM. The program used two fly drills drilling concurrently for most of the program, one on the Alpha complex, the other on the Beta complex. Since the end of the 2009 program, we have invested in advanced 3-D imaging software allowing us to develop new 3-D models for the MAN project. These models are proving invaluable for increasing our understanding of the apparently deeply placed mineral anomalies hosted on the MAN property.

The 2010 drilling program ran until the end of September 2010, with a total of 6,686 metres being completed. Assay results from the program are pending.

William Lake, Manitoba

Initial geophysical work has been carried out at William Lake, but more work is required to complete this exercise. Most of our resources have been tied up at MAN, so we will be examining the scheduling of this work at William Lake during the fourth quarter.

Rainbow, Nunavut

We expanded this property by 19 claims during the second quarter, increasing the size of the Rainbow property to 20,000 hectares. The enlarged claim group covers a 40 km belt of sulphide-bearing oxide iron formation and basic volcanics. At the beginning of September we performed a small soil sampling field exercise. The property covers an anomaly which was discovered by Falconbridge-Noranda during a nickel exploration program in 2004 and was found to host several gold occurrences. One of the discoveries that was drill tested assayed 13.1 grams of gold per tonne (g/t) over 2.14 metres. We are currently designing an exploration and prospecting field program.

Tower Extension, Manitoba

The Tower property is contiguous with Pure Nickel’s William Lake claims in the Thompson Nickel Belt, and is currently under option to Rockcliff Resources Inc. Rockcliff’ plans to initiate exploration to include the completion of gridding, a surface geophysical survey and a diamond drilling program of at least 2,500 metres before the end of the year.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2010

Copper King, Milford, Utah

The Copper King, Milford properties were being operated by Copper King Mining Corporation (including its subsidiary, Western Utah Copper Company – “WUCC”). We have an agreement with WUCC to receive 1% of the net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at US$10 million ($10.7 million) and may be subject to a net profits interest on copper production from certain claims (held by a group of private investors that include one of our directors) which will not exceed US$1.2 million ($1.3 million) in the aggregate. In addition there may be a 2% net smelter return royalty on certain claims, held by another party.

In November 2008, WUCC failed to put our claims into production in accordance with the terms of the agreement, thereby entitling us (through our subsidiary) to exercise our option to reacquire the claims. In June 2009, after repeated attempts to confirm the precise production status of this project, we launched an action asking the Federal Court in Utah to decide the following:

1.	Was WUCC in production in accordance with our agreement?
2.	Did force majeure apply?
3.	If they were not in production and force majeure did not apply, do we have the right to take back our claims under the agreement?

Western Utah Copper Company filed a counterclaim to our original action. We believe the counterclaim is without merit.

In May 2010, WUCC and its parent company filed for Chapter 11 bankruptcy and appointed a new Chief Executive Officer. The company has significant secured and unsecured debts and today its current assets are likely worth far less than the outstanding loans. New management is attempting to reorganize the business. Our litigation was automatically stayed due to the Chapter 11 filing.

We have requested that the court lift the stay in connection with our litigation as we believe that resolution of our claims is a critical element in the bankruptcy. We await the court's decision.

On August 27, 2010, a new action was launched against us by WUCC. This action is very similar to the counterclaims made in response to our original lawsuit. We believe this new action is without merit and we do not anticipate the need to make any provisions as a result.

We have mineral rights to a number of properties in various stages of exploration in North America. A summary of the properties is presented below.

Property	Location	Claims area (approx.)	Comments
MAN	Alaska (400 km NE of Anchorage, 265 km SE of Fairbanks)	72,930 hectares	The property is currently in the early exploration stage. We regard MAN as one of our more important properties and are operating under an option agreement with Itochu Corporation., under which, as amended, Itochu has acquired a 30% participating interest in the property, and is funding the 2010 exploration program.
William Lake	Manitoba	30,553 hectares	We consider William Lake to be one of our premier properties. An extensive exploration program was conducted during 2008.
Tower Property	(70 km from Grand Rapids)	7,627 hectares	In February, 2008, we granted an option to Rockcliff Resources Inc. under which it may earn up to a 70% interest in the Tower claims, which are located within the northern portion of the William Lake claim block.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2010

Property	Location	Claims area (approx.)	Comments
Salt Chuck	Alaska	1,082 hectares	The property is currently in the early exploration stage.
Fond du Lac	Saskatchewan (20 km NW of Stony Rapids)	19,713 hectares	The property is currently in the early exploration stage. The property has a historic non-compliant 43-101 estimate resource of 3,400,000 t of 0.66% Ni, 0.60% Cu, and 0.15% Co. We consider Fond du Lac to be one of our more promising properties, as results from two exploration programs have yielded encouraging results.
Manibridge	Manitoba (128 km SW Thompson )	274 hectares	We have a 50-50 joint venture agreement with Crowflight Minerals Inc. to explore for deposits. Each of us contributes properties and funds for preliminary exploration activities. We also have an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area by spending $1.5 million over a three year period.
Forgues and Haut Plateau East	Quebec (180 km NW of Sept Isles)	1,168 hectares	Manicouagan Minerals Inc. has earned a 50% interest in the property by making the required options and exploration expenditures.
Raglan SR1, Nuvilik	Quebec	45,680 hectares	The properties are currently in the early exploration stage.
Rainbow	Nunavut (380 km NW of Churchill, and 612 km N of Thompson)	20,000 hectares	The property is currently in the early exploration stage.
Copper King, Milford	Utah	2,830 hectares	The property is operated by Copper King Mining Corporation, and its subsidiary Western Utah Copper Company. Our agreement is to receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at US$10 million ($11 million) and may be subject to a Net Profits Interest on copper production from certain claims (held by a group of private investors, which includes a current director of the Corporation) which will not exceed US$1.2 million ($1.3 million) in the aggregate, and a 2% net smelter return royalty on certain claims, held by another party. Also, see narrative above.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2010

Selected financial information

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	August 31,	August 31,	August 31,	August 31,
	2010	2009	2010	2009
Revenues	$-	$-	$-	$-
Expenses – Administration and general	81,263	103,651	1,327,683	803,700
Expenses – other	36,254	(31,138)	137,209	87,247
Net loss	117,517	72,513	1,464,892	890,947
Net loss per share*	0.002	0.001	0.02	0.01
* Note: Fully diluted loss per share is not presented since it would be anti-dilutive.

Results of operations – three months ended August 31, 2010

We received no operating revenues during the three months ended August 31, 2010, which is unchanged from the three months ended August 31, 2009. We do not currently generate revenues or cash flows from operations (except for interest income and some payments related to mineral properties that are credited to mineral properties on the balance sheet rather than being identified as revenues in our statement of operations). This was in accordance with expectations as we are an exploration stage company and expect to finance activities through joint ventures, the sale of property interests, and by raising additional share capital when market conditions are suitable.

We reported a net loss of $117,517 or $0.002 per share for the three months ended August 31, 2010, compared to a net loss of $72,513 or $0.001 per share for the three months ended August 31, 2009. The loss was increased by a $68,668 loss on foreign exchange for which the comparative figure is a gain of $662. Our policy has been to maintain U.S. dollar cash balances for the payment of expenses incurred in that currency (exploration programs on the MAN Alaska and Salt Chuck properties); the loss results from fluctuations of the Canadian dollar exchange rate during the quarter, in particular during the period between when the funds were received or receivable and when the corresponding expenses were incurred.

General and administrative expenses for the three months ended August 31, 2010 were $81,263 compared to $103,651 for the three months ended August 31, 2009. Change in fair value of investments is reported as a gain of $23,625 compared to a gain of $15,050 for the comparative period. When we receive warrants as part of an option agreement with a venture partner, under Generally Accepted Accounting Principles we are required to record the warrants at their fair value, and then record changes in their fair value at each balance sheet reporting date.

Cash generated by operating activities was $84,886, compared to cash generated by operating activities of $720,764 in the previous year. The main reason for the change is that the exploration activities at the MAN Alaska property are now conducted through MAN Alaska LLC, of which we have a 70% participating interest. In the prior period, all changes in net monetary assets relating to the MAN Alaska drill program were accounted for in the books of a wholly owned subsidiary of Pure Nickel Inc. Investing activities used cash of $1,227,733 for the three months ended August 31, 2010 compared to $234,745 of cash used by investing activities in the three months ended August 31, 2009, due to the shifting of cash from savings accounts to short-term investments in order to maximize interest earned. There was no cash raised by financing activities during the three months ended August 31, 2010, nor during the corresponding period in the previous year.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2010

Results of operations – nine months ended August 31, 2010

We received no operating revenues during the nine months ended August 31, 2010, which is unchanged from the nine months ended August 31, 2009. We do not currently generate revenues or cash flows from operations (except for interest income and some payments related to mineral properties that are credited to mineral properties on the balance sheet rather than being identified as revenues in our statement of operations). This was in accordance with expectations as we are an exploration stage company and expect to finance activities through joint ventures, the sale of property interests, and by raising additional share capital when market conditions are suitable.

We reported a net loss of $1,464,892 or $0.02 per share for the nine months ended August 31, 2010, compared to a net loss of $890,947 or $0.01 per share for the nine months ended August 31, 2009. The loss was increased by a $39,505 loss on foreign exchange for which the comparative figure is a loss of $153,904. Our policy has been to maintain U.S. dollar cash balances for the payment of expenses incurred in that currency (exploration programs on the MAN Alaska and Salt Chuck properties); the loss results from fluctuations of the Canadian dollar exchange rate during the period, in particular between when the funds were received or receivable and when the corresponding expenses were incurred.

General and administrative expenses for the nine months ended August 31, 2010 were $1,327,683 compared to $803,700 for the nine months ended August 31, 2009. The increase in expenses is attributable to $173,953 for non-cash stock-based compensation, and $295,000 for cash bonuses paid to employees and consultants. Both of these amounts related to activities in the previous fiscal year and were approved by the board of directors during the quarter ended May 31, 2010. Adjusted for these items, expenses in the three quarters aggregated $858,730, an increase of 7% from the previous year. Change in fair value of investments is reported as a loss of $107,750 compared to a gain of $14,350 for the comparative period. When we receive warrants as part of an option agreement with a venture partner, under GAAP we are required to record the warrants at their fair value, and then record changes in their fair value at each balance sheet reporting date.

Cash used in operating activities was $849,618, compared to cash used by operating activities of $737,772 in the prior period. Investing activities provided cash of $593,185 for the nine months ended August 31, 2010 compared to $3,068,735 of cash used by investing activities in the nine months ended August 31, 2009, due to the shifting of short-term investments from term deposits to savings accounts, in order to maximize interest rates. Cash from financing activities of $507,800 represents the proceeds from Itochu Corporation exercising their option to acquire an interest in the MAN Alaska property, as described in note 7(b) of the consolidated interim financial statements. There was no cash raised by financing activities during the corresponding period in the previous year.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2010

Quarterly information

Selected financial information for the previous eight quarters is set out below.

	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended
	Aug. 31, 2010	May 31, 2010	Feb. 28, 2010	Nov. 30, 2009
Revenues	$-	$-	$-	$-
Expenses	81,263	849,731	396,689	465,473
Net loss	(117,517)	(953,435)	(393,940)	(520,241)
Net loss per share*	(0.002)	(0.01)	(0.01)	(0.01)
	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended
	Aug. 31, 2009	May 31, 2009	Feb. 28, 2009	Nov. 30, 2008
Revenues	$-	$-	$-	$-
Expenses	103,651	330,850	369,199	449,246
Net loss	(72,513)	(492,802)	(325,632)	(168,024)
Net loss per share*	(0.001)	(0.01)	(0.01)	-
* Note: Fully diluted loss per share is not presented since it would be anti-dilutive.

Liquidity and capital resources

Currently, none of our property interests generate revenue routinely, although we do receive cost recoveries from certain properties. Our capital needs have historically been met by the issuance of securities. Fluctuations in our share price will affect ability to obtain future financing, and future financing will represent dilution to existing shareholders. In addition, such price fluctuations will influence the propensity of holders of our options to exercise them into shares of the Corporation.

We had cash and equivalents as well as short term investments (excluding restricted cash) of $4,448,873 at August 31, 2010 compared to $5,440,716 at November 30, 2009. Working capital was $4,451,403 at August 31, 2010 compared to $5,351,560 at November 30, 2009. Current liabilities at August 31, 2010 consisted of accounts payable and accrued liabilities payable totalling $445,548 compared to $325,018 at November 30, 2009.

The exploration and development of our mineral projects will require substantial additional capital. Failure to obtain sufficient capital would result in the delay or indefinite postponement of exploration, development or production on any or all projects, and may cause loss of participating project interests (please refer to Risks, on page 11). Management believes that the working capital on hand currently is sufficient to cover general and administrative expenses and property holding and exploration costs for the current fiscal year.

Off-balance-sheet arrangements

We have not entered into any off-balance-sheet financing arrangements.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2010

Transactions with related parties

At August 31, 2010, $280,097 was due from MAN Alaska LLC, the joint venture of which we have a 70% participating interest. During the nine months ended August 31, 2010, we incurred legal expenses with a firm of which a director was a principal during the period of $26,775 (2009 - $23,986) for legal services. The balance and transactions were in the normal course of operations and have been recorded at the exchange amounts which the parties believe to be fair value.

As described in Notes 7(a) and 7(e)(ii) to the consolidated interim financial statements, a director is part of a group of investors that may have a net profit interest in copper production of the Copper King property, and a director is the founder and a significant shareholder of Manicouagan Minerals which holds an option in one of the Company’s properties.

Proposed transactions

We are not aware of any proposed transactions involving a proposed asset or business or business acquisition or disposition which may have a material effect on our financial condition, results of operations and cash flows. At any time, however, we may have under consideration potential transactions in such categories as part of the continuous review of our business activities and opportunities.

Share capital

At August 31, 2010, share capital was as follows:

Issued and outstanding common shares	67,832,226
Stock options	5,290,000

Critical accounting estimates and policies

Our consolidated financial statements for the three months and the nine months ended August 31, 2010 are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). We make certain estimates and rely upon certain assumptions related to reporting our assets and liabilities as well as results of operations in conformity with Canadian GAAP. Actual results will differ from these estimates and assumptions.

The most significant accounting estimates for us relate to the carrying values of our mineral property assets. Mineral properties consist of exploration and mining claims and leases. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. The estimated values of all properties are assessed by us on a continual basis, and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If properties are put into production, the costs of acquisition and exploration are written off over the life of the property, based upon the estimated economic reserves. Proceeds received from the sale of any interest in a property are first credited against the carrying value of the property, with any excess included in operations for the period.

Following are our more critical accounting policies.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2010

Mineral Properties

Mineral property acquisition and exploration costs are recorded at cost. All direct and indirect costs related to the acquisition of the interests are capitalized until the properties to which they relate are placed into production, sold, or management determines that there is an impairment. These costs will be amortized on the basis of units of production produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties that are sold before a property reaches the production stage have proceeds from the sale of the property credited against the cost of the property, and any excess is recognized as income.

Foreign Currency Translation

The consolidated financial statements are stated in Canadian dollars, which is our functional currency. Transactions and account balances in foreign currencies and the accounts of integrated foreign subsidiaries have been translated into Canadian dollars using the temporal method. Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historic exchange rates. Revenue and expenses are translated at the exchange rates in effect on the transaction dates, except for depreciation, which is translated on the same basis as the related asset. The resulting exchange gains and losses are recognized in income.

Financial Instruments, including Investments

Financial instruments are measured at fair value upon initial recognition. After initial recognition, financial instruments are measured at their fair values, except for loans and receivables and other financial liabilities, which are measured at amortized cost. We have designated cash and cash equivalents and restricted cash as held-for-trading. Short-term investments are designated as available-for-sale. Accounts receivable are classified as loans and receivables and approximate fair value. Accounts payable and accrued liabilities are classified as other financial liabilities and approximate fair value.

Investments consist of warrants received as part of option agreements negotiated with venture partners. A fair value is ascribed to the warrants at the transaction date using the Black-Scholes option pricing model, and that amount is offset against capitalized mineral property expenditures. At each subsequent balance sheet date, the fair value is recalculated and any gain or loss is reported in the consolidated statement of operations and deficit.

Loss per Share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. Outstanding stock options and warrants have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

Stock Based Compensation

We have a plan for granting stock options to management, directors, employees and consultants. We recognize compensation expense for this plan under the fair value based method in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of each option grant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to contributed surplus. We estimate the fair value of each grant using the Black-Scholes option-pricing model. Consideration paid upon the exercise of stock options is recorded as share capital.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2010

International Financial Reporting Standards

We will be required to adopt International Financial Reporting Standards (IFRS) in the first quarter of fiscal 2012, ended February 29, 2012. The conversion to IFRS will affect our accounting policies, information technology and data systems, internal controls over financial reporting, and disclosure controls and procedures. The transition may affect certain business processes such as foreign exchange conversion, and the interpretation of some contracts.

Our conversion plan has four phases: scoping and planning, detailed assessment, implementation, and post-implementation. We are currently in the scoping and planning phase which entails, among other things, identifying the resources required, areas for review and establishing a project plan and timetable.

Disclosure controls and procedures

Our Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures for the three month period ended August 31, 2010 and have concluded that these disclosure controls and procedures, as defined in Multilateral Instrument 52-109 –

Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective and that material information relating to the Corporation was made known to them and was recorded, processed, summarized and reported within the time periods specified under applicable securities legislation.

Management is also responsible for the design of internal controls over financial reporting (“ICOFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with Canadian GAAP. Management has evaluated whether there were changes in ICOFR during the three months ended August 31, 2010 that have materially affected, or are reasonably expected to materially affect, its ICOFR. No such changes were identified.

Economic factors

Our financial performance will be directly affected by the exploration activities to be conducted on our projects, the results of those activities, and the possible development of the properties for commercial production of nickel and/or other valuable minerals. Should the results of such exploration activities warrant bringing any of the projects into commercial production, substantial additional funds would be required. Until such time as commercial production is achieved (and there can be no assurance it will be), we will continue to incur administrative costs and exploration expenditures that are either deferred or expensed, depending upon the nature of those expenditures, resulting in continuing operating losses and significant cash requirements. In the future, should the development of our mineral projects occur, then our financial performance will become more closely linked to the prices obtained for the nickel and/or other metals produced. Management is of the view that the previous historically high price of nickel may not be regained; however, the long-term forecast price is sufficiently attractive to justify our focus on nickel projects.

We report our financial results in Canadian dollars although our revenues, if any, will be primarily, earned in U.S. dollars, while our expenses are in both currencies. The Canadian dollar has shown significant volatility compared with the U.S. dollar. As a result, prices of commodities (such as nickel) as well as the Canadian value of disbursements incurred in United States funds have been highly volatile. We take this volatility and anticipated trends in metal prices and foreign exchange rates into consideration when evaluating our business, prospects and projects and expenditures thereon.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2010

Risks, uncertainties and other information

You should consider risk factors and additional information about us, as set out in our Annual Information Form available at www.sedar.com. For readers in the United States, please refer to our 20-F available at www.sec.gov/edgar.shtml.

Forward-looking statements

This Management Discussion and Analysis includes forward-looking statements. Words that include “plan”, “believe”, “anticipate”, “may”, “should”, “intend”, “estimate”, “expect”, “project”, and similar expressions identify forward-looking statements, although not all forward-looking statements contain such words. Forward-looking statements are based on current expectations and on information that is currently available to us. All forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates, or expectations reflected or contained in the forward-looking information, and actual future performance will be affected by a number of factors including economic conditions, exploration results, regulatory change, and many other factors, most of which are beyond our control. Please also refer to our “Risks, uncertainties and other information” above.

Future events and results may vary significantly from what is expected. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise.

Additional information

Additional information about Pure Nickel is available on our website at www.purenickel.com, on the (Canadian) SEDAR website at www.sedar.com, and on the (U.S.) EDGAR website at www.sec.gov/edgar.shtml.